EXHIBIT 11

Tommy Hilfiger Corporation
Computation of Net Income Per Ordinary Share
(in thousands, except per share amounts)

	Six Months Ended September 30,		Three Months Ended September 30,

	2002	2001	2002	2001

FINANCIAL STATEMENT PRESENTATION
BASIC
Weighted average shares outstanding	90,194	89,150	90,490	89,292

Earnings (loss) before cumulative effect of accounting change	$52,262	$56,888	$60,994	$47,875

Net income (loss)	$(377,764)	$56,888	$60,994	$47,875

Earnings (loss) per share before cumulative effect of accounting change	$0.58	$0.64	$0.67	$0.54

Net income (loss) per share	$(4.19)	$0.64	$0.67	$0.54

DILUTED
Weighted average shares outstanding	90,194	89,150	90,490	89,292
Net effect of dilutive stock options based on the treasury stock method using average market price	611	549	339	480

Total	90,805	89,699	90,829	89,772

Earnings (loss) before cumulative effect of accounting change	$52,262	$56,888	$60,994	$47,875

Net income (loss)	$(377,764)	$56,888	$60,994	$47,875

Earnings (loss) per share before cumulative effect of accounting change	$0.58	$0.63	$0.67	$0.53

Net income (loss) per share	$(4.16)	$0.63	$0.67	$0.53